September 25, 2009
VIA EDGAR
Mr. David Lyon
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Tel: (202) 551-3421
Re:	Shinhan Financial Group Form 20-F for Fiscal Year Ended December 31, 2008 Filed June 30, 2009 File No. 001-31798
Dear Mr. Lyon:
     We are writing on behalf of our client, Shinhan Financial Group (the “Company”) in response to your letter, dated August 27, 2009 (the “Comment Letter”), containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the annual report of the Company on Form 20-F for fiscal year 2008 filed with the Commission on June 30, 2009.
     As per the phone conversation between you and my colleague, Johneth C. Park, on September 18, 2009, we are writing to make a written request on behalf of the Company to extend the deadline of responding to the Staff’s comments by October 9, 2009.
     The request for extension is being made on account of the following circumstances: (i) the Company came to be of receipt of the Comment Letter on September 18, 2009, and (ii) the Company’s task force team responsible for preparing Form 20-F was disbanded after the filing thereof, as is the case annually, and the Company needs time to form a new task force team to prepare a response to the Staff’s comments.

     We very much appreciate the Staff’s understanding and patience in this regard.
     Please contact me at Simpson Thacher & Bartlett LLP (35th floor, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694, Attention: Jin Hyuk Park and Johneth C. Park), with copy to Shinhan Financial Group, fax number +822 6360 3098, Attention: Sung Hun Yu and Kyuhuhn Yeon, if we can be of any assistance to the Staff.
Very truly yours,
/s/ Jin Hyuk Park
cc:	Amit Pande and Babette Cooper, Division of Corporate Finance, Securities and Exchange Commission

Sung Hun Yu and Kyuhuhn Yeon, Investor Relations Team, Shinhan Financial Group